

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2024

Hilton H. Howell, Jr.
Chief Executive Officer
GRAY TELEVISION INC
370 Peachtree Road
NE Atlanta, GA 30319

     Re: GRAY TELEVISION INC
        Form 10-K for the Fiscal Year Ended December 31, 2023
        Filed February 23, 2024
        File No. 001-13796

Dear Hilton H. Howell, Jr.:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology